

April 18, 2013

Via E-mail
Jananne A. Copeland
Chief Accounting Officer
Caterpillar Inc.
100 NE Adams Street
Peoria, Illinois 61629

>   **Re: Caterpillar Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 19, 2013**
>   **File No. 001-768**

Dear Ms. Copeland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

2012 compared with 2011, pages A-100 to A-109

1.   We see that throughout MD&A, you attribute fluctuations in sales and revenues to increases or decreases in volume, price realization, mix of products and changes in dealer inventory. In addition, your discussion about geographic regions references higher or lower sales in the regions. In future filings please include sufficient disclosures about the specific reasons for fluctuations in sales and revenues and, to the extent material to an understanding of your financial statements and other disclosure, why revenues fluctuated in different geographic locations. Consider disclosing whether these changes represent any known trends or uncertainties that could have a material favorable or unfavorable

impact on net sales or revenues or income from continuing operations. Please refer to Item 303(A)(3) of Regulation S-K and Financial Reporting Release No. 33-8350.

2.   We note the disclosure in your Form 8-K filed on January 28, 2013 that inventory declined by $2.0 billion during the fourth quarter of 2012, and that you plan to reduce inventory levels further in fiscal 2013. In addition, we note that the reduction in inventory levels resulted in operating inefficiencies and negatively impacted net income in the fourth quarter of 2012. In future filings, beginning with your next Form 10-Q, please provide a clear discussion of your program to reduce inventory and your objective in undertaking this program. Discuss the short-term impact of the program on your operations, as well as the benefits you expect in the future. Please refer to Item 303(A)(2) of Regulation S-K and Financial Reporting Release No. 33-8350.

Liquidity and Capital Resources, page A-122

3.   In a May 10, 2011 response to our prior comment letter, you indicated that substantially all of your cash and investments held by foreign subsidiaries where you consider earnings to be indefinitely reinvested is available for general corporate use. Since we note from page A-27 that at December 31, 2012, you held a cumulative total of $15 billion of undistributed profits of non-U.S. subsidiaries that you plan to reinvest outside the U.S. indefinitely, please address the following:

- Tell us whether your statement of May 10, 2011 continues to be the case.
- Tell us the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at December 31, 2012 and quantify any amounts that would not be available for use in the U.S. without incurring U.S taxes.
- Tell us whether you have any agreements with foreign subsidiaries that allow you to transfer cash between foreign and U.S. subsidiaries without incurring taxes.
- Describe to us any cash management and funding strategies you currently use that make cash held outside the U.S. available to fund the needs in the U.S.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin at (202) 551-3625 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief

Cc: Nick G. Holcombe (via E-mail)